Ad hoc release

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera reports preliminary unaudited sales revenue for the first nine months of 2019

Leverkusen, Germany, 10.10.2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company” or the “Biofrontera-group”), an international biopharmaceutical company, today reports preliminary unaudited revenue for the third quarter of fiscal year 2019.

The Biofrontera-Group generated sales of approximately EUR 18.9 to 19.2 million in the period from January 1st to September 30th, 2019. This corresponds to a sales growth of about 30% compared to the same period last year (EUR 14.6 million).

Preliminary unaudited nine-month sales of Ameluz® in the U.S. were between EUR 12.8 and 13.0 million, compared to EUR 10.2 million (approximately +25%) in the same period in 2018. Product sales of Xepi™ and AKTIPAK® contributed about EUR 0.7 million to sales since the acquisition of Cutanea Life Sciences, Inc. in late March 2019. Revenue in Germany increased by about 60% to EUR 3.1 to 3.3 million in the reporting period compared to EUR 2.1 million in the first nine months of 2018. In the remainder of Europe product sales were between 1.7 to 1.9 million, compared to 2.1 million (approximately -15%) in the prior-year period.

While growth in Germany continued to be very dynamic, this year’s sales in the U.S. in the third quarter declined by about 15% from EUR 3.8 million in 2018. This is due to positive one-off effects in September 2018 before a price increase that took effect on October 1, 2018. The company continues to see the fourth quarter as the key revenue driver for its growing business in all markets.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com